UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pernix Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

71426V108

(CUSIP Number)

James E. Smith, Jr.

33219 Forest West Street

Magnolia, TX

(832) 934-1825

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108                                              13D                                              Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY) James E. Smith, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 5,225,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,225,000
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 71426V108                                              13D                                              Page 3 of 6 Pages

Item 1.

Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 33219 Forest West Street, Magnolia, Texas 77354.

Item 2.

Identity and Background.

(a)

This statement is filed by James E. Smith, Jr. (the “Reporting Person”).

(b)

The business address of the Reporting Person is 33219 Forest West Street, Magnolia, Texas 77354.

(c)

The Reporting Person is a Director of the Issuer, which is a specialty pharmaceutical company focused on developing and commercializing branded pharmaceutical products, primarily in pediatrics.

(d)

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)

The Reporting Person is a United States citizen.

Item 3.

Source or Amount of Funds or Other Consideration.

The securities were acquired other than by purchase.

Pursuant to an Agreement and Plan of Merger dated October 6, 2009 and effective March 9, 2010 (the “Merger Agreement”), by and among the Issuer, GTA Acquisition, LLC, a Louisiana limited liability company (“Transitory Subsidiary”) and Pernix Therapeutics, Inc., a Louisiana corporation (“Pernix”), Pernix merged with and into Transitory Subsidiary, with Transitory Subsidiary surviving the merger, and became a wholly-owned subsidiary of the Issuer (the “Merger”).

On March 8, 2010, the Issuer announced that its board of directors unanimously approved a reverse split of its common stock at a ratio of one share for each two shares outstanding immediately prior to the reverse split.  At the closing of the Merger and after giving effect to the reverse split, each outstanding share of Pernix common stock was converted into 104,500 shares of the Issuer’s common stock.  Upon consummation of the Merger, the stockholders of Pernix received an aggregate of 20,900,000 shares of the Issuer’s common stock, representing approximately 84% of the aggregate common stock of the Issuer outstanding.  The Reporting Person received 5,225,000 shares of the Issuer’s common stock in the Merger.

Effective at the closing of the Merger, and as approved by the Issuer’s stockholders at a special meeting held on March 8, 2010, the Issuer’s name was changed to Pernix Therapeutics Holdings, Inc.  Trading of the combined companies’ common stock commenced on the NYSE Amex under the symbol “PTX” on March 10, 2010.

CUSIP No. 71426V108                                              13D                                              Page 4 of 6 Pages

Pursuant to the Merger Agreement, Jonathan Couchman, Jay Gottlieb and William Vlahos submitted their resignation as directors of the Issuer, and James Smith, Cooper Collins and Anthem Blanchard were appointed to serve as members of the Issuer’s board of directions, effective with the close of the Merger on March 9, 2010.  Accordingly, at the closing of the Merger, the Issuer’s board consists of Messrs. Smith, Collins and Blanchard, and Michael C. Pearce and Jan Loeb.  Mr. Pearce continues to serve as Chairman of the Issuer’s board, and resigned as President and Chief Executive Officer of the Issuer effective with the close of the Merger.  At that time, Mr. Collins was appointed President and Chief Executive Officer, and Mike Venters was appointed Executive Vice President of Operations.  Tracy Clifford continues to serve as the Issuer’s Chief Financial Officer.

Item 4.

Purpose of the Transaction.

As described in Item 3, the Reporting Person acquired the shares of the Issuer’s common stock on March 9, 2010 pursuant to the terms of the Merger Agreement.  The Reporting Person is holding the shares of the Issuer for investment purposes but may, subject to the contractual restrictions on transfer described in Item 6 below, transfer or sell the shares as necessary.

Except as described in Items 3 and 4, the Reporting Person has no other plans or proposals which relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.  Reporting Person is President, Chief Executive Officer, and a Director of the Issuer.  In the course of performing his duties for the Issuer, Reporting Person may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, Reporting Person is the beneficial owner of 5,225,000 aggregate shares, representing 21.3% of the Issuer’s aggregate common stock outstanding.

(b)

The Reporting Person has the sole power to vote and dispose of all 5,225,000 shares acquired in the Merger.

(c)

During the past 60 days, the Reporting Person acquired 5,225,000 shares in the Merger described in Items 3 and 4.

(e)

Not applicable.

CUSIP No. 71426V108                                              13D                                              Page 5 of 6 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of a stockholder agreement between the Reporting Person and the Issuer, the Reporting Person has agreed to two tiered restrictions on resales and other transfers of the shares received as a result of the Merger. No resales or other transfers are permitted during the initial period of time (the “Initial Lock-up Term”) that ends on the earlier of (i) March 15, 2011, or (ii) date the shares become transferable under Rule 144 of the Securities Act of 1933 and the Issuer receives an opinion of legal counsel satisfactory to it regarding Rule 144 and other matters. After the first level of restrictions terminate, the contractual resale restrictions continue for a three-year period that begins on termination of the Initial Lock-up Term, but one third of the shares received by the Reporting Person in the Merger will be released from these contractual transfer restrictions on each anniversary of termination of the Initial Lock-up Term. These contractual resale restrictions are in addition to any restrictions imposed by applicable securities laws.

Item 7.

Material to be filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger By and Among the Issuer, GTA Acquisition, LLC and Pernix Therapeutics, Inc. dated as of October 6, 2009.

Exhibit 2

Form of Merger Partner Stockholder Agreement

CUSIP No. 71426V108                                              13D                                              Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2010	/s/ James E. Smith, Jr.
Date	James E. Smith, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)